

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2022

Eric Marchetto
Chief Financial Officer
Trinity Industries, Inc.
14221 N. Dallas Parkway, Suite 1100
Dallas, Texas 75254-2957

Re: Trinity Industries, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 17, 2022
Form 8-K furnished October 25, 2022
File No. 001-06903

Dear Eric Marchetto:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K furnished October 25, 2022

Exhibit 99.1 Earnings Release, page 1

1. We note that you disclose the Future Lease Rate Differential ("FLRD") at the end of the three month period ended September 30, 2022 as well as at the end of the three month period ended September 30, 2021. We also note your disclosure that FLRD calculates the implied change in revenue for railcar leases expiring over the next four quarters, assuming they were renewed at the most recent quarterly transacted lease rates for each railcar type. Please explain to us and consider revising future filings to disclose the reasons why the metric is useful to investors, how management uses the metric, and if there are estimates or assumptions underlying the metric or its calculation, include disclosure of such items if it's necessary for the metric not to be misleading. For reference, see guidance in SEC Release No. 33-10751 Commission Guidance on Management's Discussion and Analysis of Financial Condition and Results of Operations.

Form 10-K for the Fiscal Year Ended December 31, 2021

Free Cash Flow, page 53

2.   In your determination of "Adjusted Net Cash Provided by Operating Activities", you adjust for proceeds from lease portfolio sales, which is presented in investing activities. Please tell us how you determined that this adjustment does not result in a non-GAAP measure based on individually tailored accounting principles. Refer to the guidance in Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

3.   Your calculation of "Free Cash Flow" differs from the typical calculation of this measure (i.e., cash flows from operations less capital expenditures). In order to avoid potential confusion, in future filings, earnings releases, and investor presentations, please revise the title to "Adjusted Free Cash Flow After Investments and Dividends" and the definition of your non-GAAP measure to "Adjusted Free Cash Flow" or a similar title. Refer to Question 102.07 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Claire Erlanger, Senior Staff Accountant, at 202-551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing